Exhibit 99.1

Tiziana Life Sciences plc

Change of Registered Office

London/New York, 7 September 2021 - Tiziana Life Sciences plc (Nasdaq: TLSA / LSE: TILS) (“Old Tiziana”) a biotechnology company focused on innovative therapeutics for oncology, inflammation, and infectious diseases announces that with immediate effect its registered office has been changed to:

9th Floor, 107 Cheapside, London EC2V 6DN.

For further information please contact:

Keeren Shah, Finance Director on +44 (0) 207 495 2379 or

email info@tizianalifesciences.com